Filed by Edge Therapeutics, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934
Subject Company: Edge Therapeutics, Inc.
Commission File No. 001-37568

YOUR VOTE IS VERY IMPORTANT
PLEASE VOTE YOUR PROXY TODAY

February 25, 2019
Dear Stockholder:

We recently mailed proxy materials to you in connection with the Special Meeting of Stockholders of Edge Therapeutics, Inc. (“EDGE”) scheduled for March 14, 2019.  Your vote is extremely important no matter how many shares you hold.

As previously announced, EDGE Therapeutics, Inc., a Delaware corporation, Echos Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of EDGE, and PDS Biotechnology Corporation, a Delaware corporation (“PDS”), have entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which Echos Merger Sub will merge with and into PDS, with PDS surviving the merger as a wholly-owned subsidiary of the combined company.  If the merger is completed, each outstanding share of PDS common stock will be converted into the right to receive a number of shares of EDGE common stock equal to the Exchange Ratio determined pursuant to the Merger Agreement.

The transaction must be approved by EDGE stockholders. At the EDGE special meeting, EDGE stockholders will be asked to vote on (i) a proposal to approve the issuance of EDGE common stock in connection with the merger, (ii) a proposal to approve a reverse split of EDGE common stock, and (iii) a proposal to approve the amended and restated 2014 EDGE equity incentive plan. The EDGE Board of Directors unanimously recommends that EDGE stockholders vote FOR each of the above proposals.

Please read the proxy statement/prospectus/information statement, dated February 14, 2019 (and any amendments or supplements thereto) carefully and in its entirety before casting your vote at the meeting.

Time is short and your vote is very important.  Please vote by internet or by telephone to ensure your vote is promptly counted prior to the meeting (see instructions below).  The reverse stock split proposal will not be approved unless holders of a majority of the outstanding shares of common stock vote “FOR” the proposal.  If you fail to vote on the reverse split proposal, the effect will be the same as a vote against the proposal.

If you need assistance voting your shares, please call D.F. King & Co., Inc. toll free at (800) 967-5074.

On behalf of the EDGE Board of Directors, thank you for your cooperation and continued support.

Sincerely,

/s/ Brian A. Leuthner
Brian A. Leuthner President and Chief Executive Officer

You may use one of the following simple methods to promptly provide your voting instructions:
Vote by Internet – Please access the website listed on your proxy card or voting instruction form and follow the instructions provided.

Vote by Telephone - Please call the toll free number listed on your proxy card or voting instruction form and follow the instructions provided.

Vote by Mail - Mark, sign, date and return your proxy card or voting instruction form and return it in the postage-paid return envelope provided.

YOUR VOTE IS VERY IMPORTANT

PLEASE VOTE YOUR PROXY TODAY

Internet and telephone voting are available by following the instructions set forth on the proxy card or voting instruction form sent to you.

If you have any questions or need assistance voting your shares, please call D.F. King & Co., Inc. toll free at (800) 967-5074.

Thank you for your vote.

Forward-Looking Statements

Statements included herein may contain, among other things, certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, without limitation, statements with respect to EDGE’s plans, objectives, projections, expectations and intentions and other statements identified by words such as “projects,” “may,” “will,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “seeks,” “intends,” “plans,” “potential” or similar expressions. These statements are based upon the current beliefs and expectations of EDGE’s management and are subject to significant risks and uncertainties. Actual results may differ significantly from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various risk factors (many of which are beyond EDGE’s control) as described under the heading “Risk Factors” in EDGE’s filings with the United States Securities and Exchange Commission.

Additional Information and Where to Find It

In connection with the pending merger with PDS, EDGE has filed relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that contains a proxy statement/prospectus. Investors may obtain the proxy statement/prospectus, as well as other filings containing information about EDGE, free of charge, from the SEC’s Web site (www.sec.gov).  In addition, investors and securityholders may obtain free copies of the documents filed with the SEC by EDGE by directing a written request to: Edge Therapeutics, Inc. 300 Connell Drive #4000, Berkeley Heights, NJ 07922, Attention: Corporate Secretary or delivered via e-mail to investors@edgetherapeutics.com. Investors and securityholders are urged to read the proxy statement, prospectus and the other relevant materials before making any voting or investment decision with respect to the merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

EDGE and PDS and their respective directors and executive officers and certain of their other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of EDGE in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of EDGE is also included in EDGE’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 21, 2019. These documents are available free of charge from the sources indicated above.